

Trinity Mirror plc

29 February 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Laura Jackson
Assistant Company Secretary

encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

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Company	Trinity Mirror PLC
TIDM	TNI
Headline	Final Results
Released	07:02 28-Feb-08
Number	9184O

RNS Number:9184O
Trinity Mirror PLC
28 February 2008

Trinity Mirror plc announces the Group's Preliminary Results for the 52 weeks ended 30 December 2007

Highlights

- Revenue(1) from retained businesses increased by 1.6%
- Operating profit(1) from retained businesses increased by 3.6% as a result of increased revenues coupled with a continued focus on costs
- Operating margin(1) for retained businesses increased by 0.4% to 20.0%
- Digital revenues(1) for retained businesses has increased by 35.6% to £34.3 million
- Earnings per share (1) increased by 0.7% to 45.5 pence per share
- Net cost savings of £13 million exceeded our £10 million target
- £13.1 million expended on acquisitions to further expand our digital portfolio
- Disposals process realised gross proceeds of £263 million
- Continued strong cash generation

Adjusted results (1)

	2007 52 weeks £m	2006 52 weeks £m
Revenue		
Retained businesses	932.3	917.2
Disposed businesses(2)	77.5	155.9
Total	1,009.8	1,073.1
Operating profit		
Retained businesses	186.1	179.7
Disposed businesses(2)	22.8	33.9
Total	208.9	213.6
Profit before tax (retained and disposed businesses)	191.0	192.0
Earnings per share	45.5p	45.2p

Statutory results

	2007 52 weeks £m Continuing operations	2006 52 weeks £m Continuing operations
Revenue	971.3	1,003.5

Operating profit/(loss)	29.4	(62.4)
Profit/(loss) before tax	21.0	(88.9)
Earnings/(loss) per share	23.3p	(22.0)p
Dividend per share	21.9p	21.9p

(1) Adjusted items relate to discontinued operations, non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments, the impact of the change in tax rate on the opening deferred tax position and the reduction in the charge for share-based payments relating to 2004 and 2005 which was recognised in 2006. A reconciliation between the adjusted and the statutory numbers is provided in note 18 on page 25.

(2) Disposed businesses include revenue and operating profit for discontinued operations of £38.5 million (2006: £69.6 million) and £12.9 million (2006: £21.6 million) respectively.

Commenting on the results, Sly Bailey, Chief Executive of Trinity Mirror plc said:

'In challenging trading conditions our focus and commitment to drive continuous improvements delivered a strong performance in 2007. Although we are cautious about trading in 2008, the Board anticipates a satisfactory performance for the year given the continued implementation of the Group's strategy, ongoing focus on cost control and the Group's resilient cash flows.'

Enquiries:

Trinity Mirror
Vijay Vaghela, Group Finance Director 020 7293 3000
Nick Fullagar, Director Corporate Communications 020 7293 3622

Maitland
Neil Bennett 020 7379 5151

Within the following Chairman and Chief Executive Statement and Review of Operations, all figures are presented on an adjusted basis*.

* Adjusted items relate to discontinued operations, non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments, the impact of the change in tax rate on the opening deferred tax position and the reduction in the charge for share-based payments relating to 2004 and 2005 which was recognised in 2006, unless otherwise stated. A reconciliation between the adjusted and the statutory numbers is provided in note 18 on page 25.

Chairman and Chief Executive Statement

Overview

Trinity Mirror experienced an encouraging but volatile advertising environment for much of 2007 which was an improvement to the market conditions seen during 2005 and 2006. The generally healthier market conditions contributed to a strong performance for the year. Group revenues from the retained businesses increased by £15.1 million to £932.3 million including £8.9 million of revenue from service contracts with the disposed businesses. Group operating profits from the retained businesses increased by £6.4 million to £186.1 million. Whilst margins have been under pressure for the past two years due to the challenging advertising environment, our continued focus on efficiencies has enabled the operating margin for our retained businesses to increase by 0.4% to 20.0%.

On a statutory basis Group revenues fell by 3.2% to £971.3 million with operating profit improving from a loss of £62.4 million in 2006 to a profit of £29.4 million in 2007.

We have delivered £13 million of net cost savings and are on track to deliver the targeted £20 million annualised cost savings by the end of 2008. Group operating costs for the retained businesses increased by £7.7 million to £746.5 million, driven by the costs associated with the service contracts for the disposed businesses and operating costs of the acquired businesses. Excluding these, costs for the retained businesses have actually fallen, despite the impact of inflationary cost pressures.

The Board remains confident in the strong cash flow and the long-term growth potential of our business and therefore proposes to maintain the final dividend at 15.5 pence per share.

We continued to make good progress throughout 2007 with the development of our strategy to build a growing multi-platform media business, via the launch and acquisition of new products and services, the implementation of new technology platforms and new full colour presses along with improved processes.

The Group has benefited from a strong focus on portfolio development across print and digital, enabling us to deepen our penetration in core markets and to build our revenues and market positions in key high growth areas such as digital recruitment. We have a strong track record of innovation and during the year we continued to develop and launch a number of print and digital products across the Group. In addition, in May we acquired Totallylegal.com Limited, owner of totallylegal.com and totallyfinancial.com, which further strengthens our presence in the digital recruitment market. This activity has been further supplemented through the acquisition of The Career Engineer Limited in January 2008. In November, we acquired Globespan Media Limited which enhances our position in print and digital overseas property advertising. Digital revenues now represent 3.7% of total revenues and 6.7% of advertising revenues of our retained businesses.

Going forward, our aim is to increase substantially digital revenues as a proportion of total Group revenues. We aim to achieve this by both launch and acquisition and have increased our resources in order to accelerate progress. In October of 2007 we appointed a Managing Director of New Ventures and Strategy to lead our activities in this key area of strategic development.

Publishing activities

Regionals

Our Regionals division achieved a good performance despite the volatile advertising market. A strong focus on product development saw the business making good progress in building a multi-platform regional media business of scale, with a raft of launches across print and digital plus a number of new events and exhibitions. We have also reinvigorated a number of our key regional print titles through a programme of brand development.

The disposal of the seven sub-regions in the South has created a better focused, more resilient portfolio of regional newspapers complemented by strong local and national digital assets.

Performance from our regional digital activities was particularly strong with revenues up 33.3% and audience figures up 27.8% on 2006. This reflects the successful launch of a number of companion websites to our print titles, the launch of micro sites serving local communities and sites serving key local advertising markets in recruitment, property and motors plus growth coming from our acquired digital businesses.

The continuing implementation of our technology-led operating model across the majority of our publishing systems enabled a further reduction in costs and better positions the business to develop new revenue opportunities. Going forward our Regionals division will focus on maximising the performance of our core print portfolio while achieving rapid progress in building the business

across attractive media platforms.

Nationals

Our Nationals division achieved a strong profit performance against a background of an extremely competitive circulation environment. Across the national popular newspaper market, circulations continued to decline year-on-year. Whilst competitors distorted their underlying sales, through heavy marketing activity and cover price discounting, we continued to publish our national titles at their full cover prices, which we continue to believe is the right strategy for maximising value.

Our UK Nationals division delivered a strong performance with both revenue and operating profit growth. The Daily Mirror saw an improving circulation trend achieving its lowest decline in five years. The Sunday Mirror substantially outperformed the market across the year, also showing circulation growth in September, October and November. Our three UK national titles together have a higher proportion of full rate sales within their audited ABC circulations than any of their major competitors.

The Scottish Nationals division also delivered a strong performance, with significant growth in both revenue and operating profit despite intense competitive activity and widespread cover price discounting in the market. A strong focus on portfolio development saw the launch of RecordPM as a free afternoon commuter edition of the Daily Record in Aberdeen, Dundee, Edinburgh and Glasgow extending the reach and coverage of the Daily Record brand across Scotland. October saw the launch of Business7, a simultaneous launch across print and digital, deepening our penetration of this core geography but targeting a new younger business audience which is highly attractive to advertisers.

During the year we focused on developing our national titles' digital presence resulting in growth in audience figures and revenues up by 56% on 2006.

With investment in key publishing systems, new colour printing presses and expanding digital activities, our Nationals division is well positioned for the future.

Disposals

The completion of our disposals process saw the sale of seven sub-regions in the South and the Sports division. Offers for our businesses in the Midlands and the two remaining sub-regions in the South, did not reflect the Board's assessment of their true value, their earnings potential or the strong positions they hold in their particular markets. Therefore the Board decided to retain these businesses and focus on their growth and development. These businesses are now benefiting from being fully integrated into the Group's technology-led operating model, which will enable them to focus on new revenue-earning opportunities and reduce costs.

Following the completion of the disposals process we agreed to contribute £108 million to the Group's defined benefit pension schemes and commenced a share buy-back programme to return £175 million of capital to shareholders. We believe this course of action maintains an efficient yet prudent capital structure for the Group with headroom for continued investment in new products and services and to pursue appropriate acquisition opportunities.

Capital expenditure

The investment programme in new presses for our national newspapers continued throughout the year. Our Scottish Nationals have published full colour newspapers for most of the year and in December new colour presses became available for the Daily Mirror and Sunday Mirror, making them the first national tabloids throughout the UK with the ability to print in full colour. This was achieved ahead of schedule and ahead of our competitors. We will complete the repressing in early 2008. A major benefit of this investment is that no further significant capital expenditure will be required for our national newspapers for a number of years, with full repressing not expected for at least a further 20

years.

During 2008 we will complete the investment in our Nationals presses and that required for the 12 year printing contract for the Independent and Independent on Sunday which was secured during 2007. In addition we will continue with our programme of developing and modernising our publishing operations across multi-media platforms through investment in our key IT systems.

Employees

Throughout 2007, our staff across all areas of the business have faced the challenges in our markets with determination, enthusiasm and tenacity. On behalf of the Board, we thank them for their commitment and hard work.

Board changes

Kathleen O'Donovan joined the Board as a non-executive director on 11 May 2007 and was appointed Chairman of the Audit Committee. Gary Hoffman was appointed Senior Independent Director on 10 May 2007. On 2 January 2008, Jane Lighting, Chief Executive of Five, joined the Board as a non-executive director.

Sir Angus Grossart, Peter Birch and David Ross all retired from the Board at the Group's Annual General Meeting on 10 May 2007. All three brought an extensive level of experience to the Board and we thank them all for their support and guidance over the years.

Outlook

We experienced an improving advertising environment in 2007. There was month by month volatility and we expect this to continue to be a feature of 2008.

The uncertain economic outlook for the UK together with the volatility, has contributed to a weak start to 2008 in the advertising market. We expect advertising revenues to fall by around 3% for January and February.

Although we are cautious about trading in 2008, the Board anticipates a satisfactory performance for the year given the continued implementation of the Group's strategy, ongoing focus on cost control and the Group's resilient cash flows.

Sir Ian Gibson, CBE, Chairman
Sly Bailey, Chief Executive

Review of Operations

Group revenues for the retained businesses increased by £15.1 million (1.6%) from £917.2 million to £932.3 million and fell by £78.4 million (50.3%) from £155.9 million to £77.5 million for the disposed businesses. The fall in revenues for the disposed businesses reflects their contribution for only part of the period in 2007. On a statutory basis Group revenues fell by £32.2 million (3.2%) from £1,003.5 million to £971.3 million.

Group operating profit for the retained businesses increased by £6.4 million (3.6%) from £179.7 million to £186.1 million and fell by £11.1 million (32.7%) from £33.9 million to £22.8 million for the disposed businesses. On a statutory basis Group operating profit improved from a loss of £62.4 million in 2006 to a profit of £29.4 million in 2007.

During the year a review of the carrying value of our intangible assets concluded that the carrying values of regional newspaper titles in the Midlands and the South were impaired by £150 million (2006: £250 million).

Total operating costs for the retained businesses increased by £7.7 million (1.0%) from £738.8 million to £746.5 million reflecting a 5% increase in the price of newsprint, other cost inflation, costs associated with service contracts with the disposed businesses and operating costs of the acquired

businesses partially offset by cost savings. During the year we delivered £13 million net cost savings, exceeding our target of £10 million announced in December 2006, and we are on track to deliver at least £20 million annualised costs savings by the end of 2008.

The IAS 19 "Employee benefits" defined benefit current service charge for the period was £27.0 million (2006: £30.4 million). For 2008, the IAS 19 defined benefit pension current service charge is estimated to be £24.1 million with the IAS 19 finance credit estimated to fall from £12.3 million to £11.4 million.

The Group's share of profits from associates was £0.3 million (2006: £1.3 million) and reflects the Group's share of profits in The PA Group (PA), net of taxation payable thereon. During the period dividends of £0.3 million (2006: £0.5 million) were received from PA.

Investment revenues increased to £5.2 million (2006: £0.3 million) due to interest earned on the proceeds from the disposals. Finance costs, which include the interest cost on bank overdrafts and borrowings, the retranslation of foreign denominated borrowings and the impact of fair value changes in derivative financial instruments, fell by £10.8 million from £36.7 million to £25.9 million. Interest cost on bank overdrafts, finance leases and borrowings increased by £3.6 million from £31.8 million to £35.4 million reflecting higher interest rates. The IAS 19 finance credit increased by £2.4 million from £9.9 million to £12.3 million. Excluding the IAS 19 finance credit and the net impact of the retranslation of foreign denominated borrowings and the impact of fair value changes on derivative financial instruments, interest was covered 5.9 times by operating profit.

Group profit before tax fell by £1.0 million (0.5%) from £192.0 million to £191.0 million. On a statutory basis Group profit before tax increased by £109.9 million from a loss of £88.9 million to a profit of £21.0 million.

The tax credit for the year was £46.8 million (2006: tax credit of £24.8 million). The tax credit arises from the impact of the change in tax rate on the opening deferred tax position, the credit relating to the impairment of intangible assets, the release of deferred tax on disposals and a prior period tax credit. On an adjusted basis the tax charge for the year was £58.4 million, representing 30.6% of the profit before tax.

Earnings per share were 45.5 pence per share (2006: 45.2 pence per share), an increase of 0.7%. On a statutory basis earnings per share were 23.3 pence (2006: 22.0 pence loss per share).

Subject to approval of shareholders at the Annual General Meeting, the directors propose a final dividend of 15.5 pence per share to be paid on 6 June 2008 to shareholders on the register at 9 May 2008. This will bring the total dividend for the year to 21.9 pence per share. This is in line with 2006, reflecting continued confidence in the strong cash flows generated by the Group. The dividend is covered 2.1 times by earnings and will be fully funded from operating cash flow. An interim dividend of 6.4 pence per share (2006: 6.4 pence per share) was paid on 30 October 2007 to shareholders on the register at 5 October 2007.

Regionals division

Our Regionals division operates an extensive and increasingly diverse portfolio of brands across print and digital media in the UK. Our goal is to build a multi-platform media business of scale, by developing and sustaining strong positions across print, digital and other attractive media platforms.

The revenue and operating profit of our retained businesses for our Regionals division, including acquisitions, are as follows:

	2007 Adjusted retained businesses	2006 Adjusted retained businesses	Variance
Revenue	£m	£m	%

- Print and other related activities	414.3	422.0	(1.8)%
- Digital	30.4	22.8	33.3%
Total revenue	444.7	444.8	-%
Operating profit			
- Print and other related activities	99.2	108.1	(8.2)%
- Digital	9.8	6.2	58.1%
Total operating profit	109.0	114.3	(4.6)%
Operating margin	24.5%	25.7%	(1.2)%

Revenue for our retained businesses fell by £0.1 million to £444.7 million and operating profit fell by £5.3 million (4.6%) to £109.0 million. On an underlying basis revenues fell by 0.4%.

Whilst operating profit for print and other related activities fell by £8.9 million to £99.2 million, the division's digital media activities continued to deliver further improvements with revenues increasing by 33.3% and operating profits increasing by 58.1%. On an underlying basis the division's digital activities achieved growth in revenues of 24.2% and growth in operating profit of 47.8%.

The revenues by category for our retained businesses in the Regionals division are as follows:

	2007 Adjusted retained businesses £m	2006 Adjusted retained businesses £m	Variance %
Advertising	326.7	326.6	-%
Circulation	80.5	80.3	0.2%
Other	37.5	37.9	(1.1)%
Total revenue	444.7	444.8	-%

Whilst advertising markets remained volatile during the year advertising revenues for our retained businesses increased by £0.1 million from £326.6 million to £326.7 million with a decline of 0.7% for the first half being offset by an increase of 1.0% for the second. On an underlying basis advertising revenues fell by 0.4% with digital revenues increasing by 25.4% and print and other related activities advertising revenues falling by 2.5%.

By key advertising category, display was up by 1.6%, recruitment was up by 0.1% and property was up by 4.3% whilst motors was down by 11.3% and other classified categories were down by 1.4%. Display revenues remained volatile throughout the year with strong growth in the second half offsetting a marginal decline in the first. Our recruitment revenues were much improved from prior periods with a fall in the rate of decline in print revenues and strong growth in digital revenues. Although the property markets weakened marginally in the second half of the year our property revenues remained stable thereby re-enforcing the strength of the reach and response delivered by our print and online brands. The motors category remains challenging with the continued consolidation of motor dealers and the fragmentation of this category through numerous online channels. We continue to build other classified revenues.

Circulation revenue for our retained businesses increased by £0.2 million from £80.3 million to £80.5 million. The Regionals division continued to drive circulation revenue through our ongoing policy to increase cover prices on a 'little and often' basis. During the year, the division experienced circulation volume declines of 6.0% for Evening titles, 6.2% for Morning titles, 6.7% for Weekly titles and 4.2% for Sunday titles.

Other revenue fell by £0.4 million (1.1%) from £37.9 million to £37.5 million reflecting a reduction in leaflet revenue offset by £2.7 million of revenues from service contracts agreed with the disposed businesses.

Operating costs for the retained businesses increased by £5.2 million during the year. Excluding acquisitions completed in 2007 operating costs have increased by

£4.0 million during the year. This reflects the impact of inflationary cost increases, in particular newsprint price increases of 5% and costs associated with service contracts with the disposed businesses, partially offset by the cost reductions.

The relatively flat revenues and increase in costs have contributed to operating margins for the retained businesses falling by 1.2% to 24.5%.

Nationals division

The Nationals division publishes three UK national titles (the Daily Mirror, the Sunday Mirror and The People) and two Scottish national titles (the Daily Record and the Sunday Mail) complemented by a portfolio of digital and other activities such as events, exhibitions and awards.

The revenue and operating profit of our Nationals division are as follows:

	2007 Adjusted £m	2006 Adjusted £m	Variance %
Revenue	487.6	472.4	3.2%
Operating profit	94.3	80.2	17.6%
Operating margin	19.3%	17.0%	2.3%

The Nationals division achieved strong growth in both revenues and operating profit during 2007. In addition the benefit of cost reductions have contributed to margins improving by 2.3% to 19.3%.

Revenue increased for both the UK Nationals and the Scottish Nationals with the UK Nationals achieving growth of 2.8% and the Scottish Nationals achieving growth of 4.6%. Excluding the benefit of revenues generated from service contracts with businesses disposed of during the year, the UK Nationals achieved revenue growth of 1.3%.

Operating profits grew strongly for the Nationals division by 17.6% from £80.2 million to £94.3 million which reflects the benefit of improvement in revenues and cost savings which offset inflationary cost increases.

The revenues by category for our Nationals division are as follows:

	2007 Adjusted £m	2006 Adjusted £m	Variance %
Circulation	277.1	275.1	0.7%
Advertising	159.4	158.3	0.7%
Other	51.1	39.0	31.0%
Total	487.6	472.4	3.2%

Circulation revenues for the Nationals division increased by £2.0 million from £275.1 million to £277.1 million with a 3.7% increase for the Scottish Nationals and flat circulation revenues for the UK Nationals.

The six monthly change in circulation volumes and the six monthly market share for our national titles were as follows:

	2007 Six monthly circulation volume change %	2007 Six monthly market share (a) %
Daily Mirror	(3.9)%	18.2%
Sunday Mirror	(0.7)%	15.8%

The People	(12.3)%	8.0%
Daily Record(b)	(4.8)%	33.2%
Sunday Mail(b)	(3.1)%	35.7%

(a) Share of tabloid market six months to December 2007 excluding sampling.
(b) Within Scottish market only.

The circulation volume performance of our national titles reflects, unlike many competitor titles, our policy of not chasing short term circulation volume through price discounting and levels of marketing spend which do not provide a return on investment. During the year we implemented cover price increases for our three national Sunday titles which offset the impact of volume declines. In addition the Scottish Nationals benefited from weaker comparatives driven by the vouchering activity in 2006 whereby readers could buy the Daily Record for 20 pence against a 10 pence Sun.

Advertising revenues for the Nationals division increased by 0.7%, with flat advertising revenues for the UK Nationals and an increase of 2.5% for the Scottish Nationals. A much improved second half with advertising revenues increasing by 3.9% offset a decline of 2.3% in the first half.

The improvements in advertising revenues for the UK Nationals were driven by a better advertising environment and changes to advertising sales management and to the sales team. The declining trend during 2005 and 2006 was reversed and this was driven mainly by core display. In a difficult market, volume market share improved for the Daily Mirror and Sunday Mirror versus their primary competitors during 2007.

In our Scottish Nationals a better local advertising environment coupled with targeted national sales have contributed to strong advertising performance.

Other revenue increased by £12.1 million (31.0%) from £39.0 million to £51.1 million with increases of 30.3% for the UK Nationals and 36.4% for the Scottish Nationals. The increase in other revenues includes £6.2 million from the service contracts agreed with the disposed businesses.

Total digital revenues across the Nationals have achieved strong growth of 56.0% to £3.9 million with the UK Nationals growing by 52.9% and the Scottish Nationals growing by 62.5%.

The UK Nationals websites have been relaunched by a refocused digital team led by a newly appointed head of digital. The resulting new audiences have proved very attractive to advertisers. In addition to advertising revenues, other digital revenues have shown strong growth driven by the successful launch of Mirror Bingo.

The Scottish Nationals have also benefited from improved revenues from their digital assets with revenues growing by 62.5% to £1.3 million. Notably, the Scotcareers brand has achieved a strong position in the recruitment market in Scotland and we will continue to focus on developing share in this marketplace. This has provided a firm base for the launch of Scotwheels in 2006 and Scotthelot during 2007. Other digital activities have also seen a significant improvement in performance, reflecting the benefit of focused investment to drive incremental revenues to supplement the core circulation and print advertising revenues.

The strong revenue performance coupled with tight cost management has contributed to operating profit increasing by 17.6% to £94.3 million. Focused cost management and targeted cost savings have contributed to operating margins increasing by 2.3% to 19.3%.

Acquisitions
In May we acquired Totallylegal.com Limited, owner of totallylegal.com and totallyfinancial.com, which further strengthens our presence in the digital recruitment market. This activity has been further supplemented through the acquisition of The Career Engineer Limited in January 2008. In November, we acquired Globespan Media Limited which enhances our position in print and digital overseas property advertising. Digital revenues now represent 3.7% of

the total revenues of our retained businesses, an increase of 0.9% from 2.8% in 2006.

Disposals

In October 2007, the Group disposed of its Sports division generating gross disposal proceeds of £170.0 million. The Sports division published the Racing Post together with the 23 related racing and sports newspapers and websites. Prior to disposal, the division generated revenue of £38.5 million and operating profit of £12.9 million in 2007.

During the third quarter, the Group disposed of seven sub-regions in the South generating gross disposal proceeds of £92.9 million. The businesses in the South published regional newspapers and related websites. Prior to disposal, the seven sub-regions generated revenue of £39.0 million and operating profit, before a £5.0 million loss on disposal included in non-recurring items, of £9.9 million in 2007.

Central costs

During the year central costs increased by £1.4 million, from £16.1 million to £17.5 million. This increase is predominantly driven by the costs associated with the aborted sale of the regional newspapers in the Midlands and the two sub-regions in the South.

Cash flow and net debt

Cash generated from operating activities has decreased by £58.5 million from £203.7 million to £145.2 million. This fall in operating cash flows is predominantly driven by special contributions of £53.7 million to the Group's defined benefit pension schemes.

Net debt has decreased by £192.4 million from £440.9 million to £248.5 million and comprises loan notes, bank overdrafts and finance leases of £460.1 million offset by cash balances of £211.6 million. The substantial fall in debt levels during the year was a result of the proceeds from the disposals. A further £53.8 million in special contributions to the Group's defined benefit pension schemes was made in January 2008 and the Group has announced a £175 million share buy-back programme, £5.9 million of which was expended in 2007 with the remainder expected in the first half of 2008.

Property, plant and equipment has increased due to capital expenditure net of disposals of £67.1 million (2006: £72.9 million), against a depreciation charge of £36.5 million (2006: £39.8 million). The capital expenditure included £35.4 million (2006: £65.7 million) in relation to the repressing of the Nationals print plants. Planned net capital expenditure for 2008 is £50 million. The gross capital expenditure in 2008 is forecast to be £70 million, offset by estimated receipts of £20 million from the disposal of land and buildings in Birmingham and Cardiff. The capital expenditure includes a further £23 million in respect of presses, of which £16 million relates to presses required for the Independent print contract, and £21 million on key IT systems for the Group's technology-led operating model. All capital expenditure is forecast to be financed from operating cash flows.

At 30 December 2007, committed facilities of £726.0 million (2006: £728.2 million) were available to the Group, of which £259.5 million (2006: £259.5 million) was available for draw-down. The committed facilities include a £269 million syndicated bank facility, US$602 million and £26 million unsecured fixed rate loan notes and £6 million floating rate loan notes (representing the total obligations under a series of private placement US dollar and sterling loan notes respectively), obligations under finance leases of £13.6 million and £0.9 million of acquisition loan notes. Other than the issue of £0.9 million of acquisition loan notes, no new financing facilities were procured during the year and no debt facilities were repaid other than in accordance with their normal maturity date.

Consolidated income statement

for the 52 weeks ended 30 December 2007 (52 weeks ended 31 December 2006)

	Notes	2007 £m	2006 £m
Continuing operations			
Revenue	2/3	971.3	1,003.5
Cost of sales		(476.2)	(503.8)
Gross profit		495.1	499.7
Distribution costs		(102.4)	(108.9)
Administrative expenses:			
Non-recurring			
Impairment of intangible assets	4	(150.0)	(250.0)
Other	4	(10.3)	2.0
Amortisation of intangible assets		(6.3)	(10.6)
Other		(197.0)	(195.9)
Share of results of associates		0.3	1.3
Operating profit/(loss)	2	29.4	(62.4)
Investment revenues	5	5.2	0.3
IAS 19 finance credit	15	12.3	9.9
Finance costs	6	(25.9)	(36.7)
Profit/(loss) before tax		21.0	(88.9)
Tax credit	7	46.8	24.8
Profit/(loss) for the period from continuing operations		67.8	(64.1)
Discontinued operations			
Profit for the period from discontinued operations	8	9.0	14.9
Profit on sale of discontinued operations	8	126.5	37.7
Profit/(loss) for the period attributable to equity holders of the parent		203.3	(11.5)

Earnings per share		Pence	Pence
Adjusted earning per share* - basic	10	45.5	45.2
Adjusted earnings per share* - diluted	10	45.5	45.1
Earnings/(loss) per share - continuing operations - basic	10	23.3	(22.0)
Earnings/(loss) per share - continuing operations - diluted	10	23.3	(22.0)
Earnings per share - discontinued operations - basic	10	46.6	18.0
Earnings per share - discontinued operations - diluted	10	46.5	18.0
Earnings/(loss) per share - total operations - basic	10	69.9	(4.0)
Earnings/(loss) per share - total operations - diluted	10	69.8	(4.0)

* Adjusted items relate to discontinued operations, non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments, the impact of the change in tax rate on the opening deferred tax position and the reduction in the charge for share-based payments relating to 2004 and 2005 which was recognised in 2006. A reconciliation between the adjusted and the statutory numbers is provided in note 18 on page 25.

Consolidated statement of recognised income and expense
for the 52 weeks ended 30 December 2007 (52 weeks ended 31 December 2006)

Actuarial (losses)/gains on defined benefit pension schemes taken to equity 1[illegible]
Tax on actuarial gains/(losses) on defined benefit pension schemes taken to equity
Share of items recognised in equity by associates
Deferred tax charge resulting from the future change in tax rate

Net (loss)/income recognised directly in equity
Profit/(loss) for the period

Total recognised income and expense for the period attributable to equity holders of the parent

Consolidated balance sheet
at 30 December 2007 (at 31 December 2006)

	Notes	2007 £m	2006 £m
Non-current assets			
Goodwill		73.9	61.1
Other intangible assets		1,074.7	1,357.3
Property, plant and equipment		447.2	420.5
Investment in associates		9.4	10.2
Deferred tax assets		46.6	74.3
		1,651.8	1,923.4
Current assets			
Inventories		6.7	7.0
Trade and other receivables		142.7	134.9
Cash and cash equivalents	13	211.6	32.8
		361.0	174.7
Total assets		2,012.8	2,098.1
Non-current liabilities			
Borrowings	13	(294.3)	(346.3)
Obligations under finance leases	13	(10.7)	(13.2)
Retirement benefit obligation	15	(124.8)	(213.0)
Deferred tax liabilities		(366.8)	(482.4)
Provisions		(6.5)	(8.9)
Derivative financial instruments	11	(88.5)	(107.4)
		(891.6)	(1,171.2)
Current liabilities			
Borrowings	13	(48.5)	(4.0)
Trade and other payables		(173.2)	(163.3)
Current tax liabilities		(22.1)	(31.1)
Obligations under finance leases	13	(2.9)	(2.8)
Provisions		(7.4)	(2.5)
Derivative financial instruments	11	(15.2)	-
		(269.3)	(203.7)
Total liabilities		(1,160.9)	(1,374.9)
Net assets		851.9	723.2
Equity			
Share capital		(29.1)	(29.3)
Share premium account		(1,120.5)	(1,120.0)
Capital redemption reserve		(1.0)	(0.8)
Retained earnings and other reserves		298.7	426.9
Equity attributable to equity holders of the parent		(851.9)	(723.2)

Total equity		(851.9)	(723.2)

Consolidated cash flow statement
for the 52 weeks ended 30 December 2007 (52 weeks ended 31 December 2006)

	Notes	2007 £m
Cash flows from operating activities - continuing operations		
Cash generated from operations	12	145.2
Income tax paid		(40.4)
Net cash inflow from operating activities		104.8
Investing activities		
Interest received		5.2
Dividends received from associated undertakings		0.3
Proceeds on disposal of available-for-sale financial assets		-
Proceeds on disposal of businesses	17	89.4
Proceeds on disposal of property, plant and equipment		2.6
Purchases of property, plant and equipment		(69.7)
Acquisition of subsidiary undertakings	16	(11.3)
Net cash from / (used in) investing activities		16.5
Financing activities		
Dividends paid	9	(63.7)
Interest paid on borrowings		(33.7)
Interest paid on finance leases		(0.8)
Increase in loan notes	13	0.2
Repayment of borrowings		-
Repayment of obligations under finance leases	13	(2.3)
Purchase of shares under share buy-back programme		(5.9)
Issue of ordinary share capital		0.5
Decrease in bank overdrafts	13	(2.7)
Net cash used in financing activities		(108.4)
Net cash from discontinued operations		165.9
Net increase/(decrease) in cash and cash equivalents	13	178.8
Cash and cash equivalents at the beginning of period	13	32.8
Cash and cash equivalents at the end of period	13	211.6

	Notes	2007 £m
Cash flow from discontinued operations		
Net cash flow from operating activities		13.0
Net cash flow from investing activities	17	152.9
Net movement in cash and cash equivalents		165.9

Notes to the 2007 preliminary statement
for the 52 weeks ended 30 December 2007 (52 weeks ended 31 December 2006)

1. Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and with those parts of the Companies Act 1985 applicable to Groups reporting under IFRS. These are subject to ongoing amendment by the International Accounting Standards Board (IASB) and subsequent endorsement by the European Union and are therefore subject to change. As a result, information contained herein will need to be updated for any subsequent amendment to IFRS or any new standards that the Group may elect to adopt early.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of freehold properties which on transition to IFRS were deemed to be the cost of the asset.

The information contained in this preliminary announcement for the 52 weeks ended 30 December 2007 does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 but has been extracted from those accounts. The statutory financial statements for the 52 weeks ended 31 December 2006 have been filed with the Registrar of Companies and those for the 52 weeks ended 30 December 2007 will be filed following the Group's Annual General Meeting on 8 May 2008. The auditors' report on those accounts was unqualified and did not contain statements under section 237 (2) or 237 (3) of the Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Group expects to publish its full IFRS financial statements for the 52 weeks ended 30 December 2007 on 28 March 2008.

2. Business and geographical segments

For management purposes, the continuing operations of the Group are currently organised into the following divisions: Regionals, Nationals and Central costs. These divisions are the basis on which the Group reports its primary segment information. During 2007 the Sports division was disposed of and during 2006 the Magazines and Exhibitions division was disposed of and these are shown within discontinued operations. The secondary reporting segment is a geographical source analysis of revenue.

The Regionals division publishes a large portfolio of newspaper and online brands across the UK. The Nationals division, comprising the UK Nationals and the Scottish Nationals, publishes two daily and three Sunday newspapers complemented by a number of online brands. Central costs include costs not attributed to specific divisions. The revenues and costs of each segment are clearly identifiable and allocated according to where they arise.

Primary segment - business segment analysis

	Regionals 2007 £m	Nationals 2007 £m	Central costs 2007 £m
Revenue			
Segment sales	488.8	498.5	-
Inter-segment sales	(5.1)	(10.9)	-
Total revenue	483.7	487.6	-
Operating profit/(loss) before non-recurring items and associates	112.6	94.3	(17.5)
Non-recurring items	(153.4)	-	(6.9)
Share of results of associates	-	-	0.3
Operating profit/(loss) by segment	(40.8)	94.3	(24.1)
Investment revenues			
IAS 19 finance credit			
Finance costs			
Profit before tax			
Tax			
Profit for the period			

Discontinued operations relate to the Sports division.

	Regionals 2006 £m	Nationals 2006 £m	Central costs 2006 £m
Revenue Segment sales	535.9	486.4	-
Inter-segment sales	(4.8)	(14.0)	-
Total revenue	531.1	472.4	-
Operating profit/(loss) before non-recurring items and associates	118.1	80.9	(14.7)
Non-recurring items	(251.0)	-	3.0
Share of results of associates	-	-	1.3
Operating (loss)/profit by segment	(132.9)	80.9	(10.4)
Investment revenues			
IAS 19 finance credit			
Finance costs			
(Loss)/profit before tax			
Tax			
(Loss)/profit for the period			

Discontinued operations relate to the Sports division (revenue £49.5 million, operating profit £15.8 million and tax charge £4.9 million) and the Magazines and Exhibitions division (revenue £20.1 million, operating profit £5.8 million, non-recurring items £37.7 million and tax charge £1.8 million).

Secondary segment - geographical source segment analysis
Revenue analysis by geographical source

United Kingdom and Republic of Ireland
Continental Europe
Rest of world

Total - continuing operations

All revenue relating to discontinued operations was in the United Kingdom and Republic of Ireland.

3. Revenue

Revenue analysis by category

Advertising
Circulation
Other

Total - continuing operations

Revenue by category relating to discontinued operations comprised advertising £10.8 million (2006: £19.9 million), circulation £24.7 million (2006: £34.0 million) and other £3.0 million (2006: £15.7 million).

4. Non-recurring items

Non-recurring items
Impairment of intangible assets (a)
Restructuring costs (b)
Profit on disposal of land and buildings (c)
Loss on disposal of businesses (d)
Release of accruals (e)
Profit on disposal of available-for-sale financial assets(f)

Non-recurring items

(a) An impairment review of the carrying value of the Group's intangible assets undertaken in accordance with IAS 36, 'Impairment of Assets' indicated that an impairment charge was required. The impairment charge reduced the carrying value of the cash-generating units relating to the Midlands and the South by £150.0 million (2006: £250.0 million) before tax. Net of tax, the impairment reduced the carrying value by £108.0 million (2006: £175.0 million). The current period impairment charge was based on comparing carrying value with fair value less costs to sell as these cash-generating units were for sale during the year. The review at the current period-end confirmed the impairment charge and was based on comparing carrying value with value in use and fair value less costs to sell. The prior period impairment charge was based on comparing the carrying value with value in use and fair value less costs to sell.

(b) Restructuring severance costs of £10.4 million (2006: £2.4 million) have been incurred in the delivery of cost reduction measures and implementation of the technology-led operating model for the Group.

(c) Disposal of surplus land and buildings realised a profit on disposal of £1.6 million (2006: £0.8 million).

(d) In 2007 the Group disposed of seven sub-regions within the South realising a loss on disposal of £5.0 million (2006: the Group disposed of the hotgroup traditional recruitment consultancy business realising a loss on disposal of £1.8 million).

(e) In 2007 the Group released accruals of £3.5 million (2006: £3.8 million) for which no further costs are expected.

(f) In 2006 the Group disposed of an asset realising a profit on disposal of £1.6 million.

5. Investment revenues

Interest income on bank deposits

* The comparatives have been amended as set out in note 6.

6. Finance costs

Interest on bank overdrafts and borrowings
Interest on obligations under finance leases

Total interest expense
Fair value (gain)/loss on cross-currency interest rate swaps not in designated hedge accounting relationship
Foreign exchange gain on retranslation of borrowings

Total finance costs

* The comparatives have been amended to separate investment revenues from finance costs and to show more clearly the impact of the fair value change in derivative financial instruments and the foreign exchange movement on retranslation of borrowings which were previously presented as one line item of £4.9 million.

The US private placement loan notes totalling US$602 million and £32 million were issued in 2001 and 2002. The fixed rate US dollar and sterling interest and US dollar capital repayments on these loan notes have been swapped into floating rate sterling interest and sterling capital repayments through the use of cross-currency interest rate swaps. As hedge accounting under 'IAS 39 Financial Instruments: Recognition and Measurement' has not been applied, the loan notes are disclosed at amortised cost and translated into sterling at the prevailing period-end exchange rate and the cross-currency interest rate swaps are disclosed at fair value at the period-end date.

7. Tax

Tax credit on continuing operations

Current tax
Corporation tax charge for the period
Prior-period adjustment

Current tax charge

Deferred tax
Tax credit for the period
Change in tax rates
Prior-period adjustment

Deferred tax credit

Total tax credit - continuing operations

Tax charge on discontinued operations

Tax charge on profit for the period
Tax credit on profit on sale of discontinued operations

Total tax charge - discontinued operations

Reconciliation of tax credit - continuing operations

Standard rate of corporation tax
Tax effect of items that are not deductible in determining taxable profit/(loss)
Tax effect of items that are not taxable in determining taxable profit/(loss)
Tax effect of utilisation of tax losses not previously recognised in determining taxable profi
Tax effect of share of results of associates
Tax effect of rolled-over and revaluation gains
Tax effect of chargeable gains
Tax effect of business disposals
Impact on the opening deferred tax position of the future change in tax rate
Impact of the current period deferred tax charge of the future change in tax rate
Prior-period adjustment

Tax charge rate - continuing operations

The standard rate of corporation tax is the UK prevailing rate of 30% (2006:

30%). The impact of the change in the standard rate of corporation tax to 28% from 1 April 2008 has resulted in the opening deferred tax provision being recalculated with a £30.0 million credit in the income statement and a £2.8 million debit taken directly to equity.

The deferred tax credit includes £42.0 million (2006: £75.0 million) in relation to the impairment charge with respect to intangible assets and £25.0 million (2006: £nil) in relation to the disposal of the seven sub-regions in the South. In addition to the amount credited to the income statement, current tax of £1.2 million relating to the actuarial losses on the defined benefit pension schemes has been credited to equity (2006: deferred tax of £18.8 million relating to the actuarial gains on the defined benefit pension schemes was debited to equity).

8. Discontinued operations

On 1 October 2007 the Group sold its Sports division and during June and July 2006 the Group sold its Magazines and Exhibitions division. The results of these discontinued operations, which have been included in the consolidated income statement, were as follows:

	2007 Sports £m	Sp
Revenue	38.5	
Cost of sales	(18.8)	
Gross profit	19.7	
Distribution costs	(3.6)	
Administrative expenses	(3.2)	
Operating profit	12.9	
Tax charge (note 7)	(3.9)	
Profit for the period from discontinued operations	9.0	
Profit before tax on sale of discontinued operations	123.5	
Tax credit on sale of discontinued operations (note 7)	3.0	
Profit on sale of discontinued operations	126.5	

9. Dividends

Amounts recognised as distributions to equity holders in the period:
Dividend paid (a)

Dividend paid per share

Dividend proposed but not paid nor included in the accounting records (b)

Dividend proposed per share

(a) The amount of £63.7 million in 2007 is in respect of the final dividend for the 52 weeks ended 31 December 2006 of 15.5 pence per share and the interim dividend for the 52 weeks ended 30 December 2007 of 6.4 pence per share; the amount of £63.7 million in 2006 is in respect of the final dividend for the 52 weeks ended 1 January 2006 of 15.5 pence per share and the interim dividend for the 52 weeks ended 31 December 2006 of 6.4 pence per share.

(b) The amount of £45.2 million in 2007 represents the proposed final dividend for the 52 weeks ended 30 December 2007, which is subject to approval by shareholders at the Annual General Meeting on 8 May 2008 and as such is not reflected as a liability in these financial statements; the amount of £45.4 million in 2006 represents the proposed final dividend for the 52 weeks ended 31 December 2006. The proposed final dividend of £45.2 million for the 52 weeks ended 30 December 2007 has been calculated based on the issued share capital at 30 December 2007. The actual payment is expected to be lower as a consequence of a £175 million share buy-back programme which commended in December 2007.

10. Earnings per share

Earnings

Profit after tax before adjusted items*
Adjusted items*:
Sports division profit (after tax)
Magazines and Exhibitions division profit (after tax)
Non-recurring items (after tax)
Amortisation of intangibles (after tax)
Impact of the fair value gain/(loss) on cross-currency interest rate swaps (after tax)
Foreign exchange gain on retranslation of borrowings (after tax)
Reduction in charge for the share-based payments relating to 2004 and 2005 (after tax)
Tax credit resulting from the future change in tax rate

Profit/(loss) for the period from continuing operations
Profit for the period from discontinued operations

Profit/(loss) for the period attributable to equity holders of the parent

* Adjusted items relate to discontinued operations, non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments, the impact of the change in tax rate on the opening deferred tax position and the reduction in the charge for share-based payments relating to 2004 and 2005 which was recognised in 2006. A reconciliation between the adjusted and the statutory numbers is provided in note 18 on page 25.

Discontinued operations relate to the Sports division disposed in October 2007 and the Magazines and Exhibitions division disposed of in June and July 2006. Basic earnings per share is calculated by dividing profit attributable to equity holders by the weighted average number of ordinary shares during the period. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares. Potential ordinary shares are treated as dilutive only when their conversion to ordinary shares would decrease earnings per share or increase loss per share.

Number of shares

Weighted average number of ordinary shares for the purpose of basic earnings per share
Effect of dilutive potential ordinary shares - share options

Weighted average number of ordinary shares for the purpose of diluted earnings per share

Earnings per share - pence

Adjusted earnings* per share - basic

Adjusted earnings* per share - diluted

Earnings/(loss) per share - continuing operations - basic

Earnings/(loss) per share - continuing operations - diluted

Earnings per share - discontinued operations - basic

Earnings per share - discontinued operations - diluted

Earnings/(loss) per share - total operations - basic

Earnings/(loss) per share - total operations - diluted

* Adjusted items relate to discontinued operations, non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments, the impact of the change in tax rate on the opening deferred tax position and the reduction in the charge for share-based payments relating to 2004 and 2005 which was recognised in 2006. A reconciliation between the adjusted and the statutory numbers is provided in note 18 on page 25.

The basic earnings per share for each category of non-recurring items disclosed in note 4 is as follows:

Impairment of intangible assets
Restructuring costs
(Loss)/profit on disposal of land and buildings
Profit/(loss) on disposal of businesses
Release of accruals
Profit on disposal of available-for-sale financial assets

Earnings per share - non-recurring items

11. Derivative financial instruments

The movement in the fair value of cross-currency interest rate swaps is as follows:

Opening balance
Movement in fair value

Closing balance

The derivative financial instruments are analysed between current and non-current as follows:

Current
Non-current

The Group uses cross-currency interest rate swaps to manage its exposure to foreign exchange movements and interest rate movements on its private placements by swapping these borrowings from US dollar and sterling fixed rates to sterling

floating rates. Fair value has been calculated using discounted cash flows based upon forward interest rates available to the Group at the balance sheet date. The Group does not currently designate its cross-currency interest rate swaps as hedging instruments and changes in the fair value of the swaps have been charged to the income statement in the period.

12. Notes to the cash flow statement

Operating profit/(loss) from continuing operations
Depreciation of property, plant and equipment
Amortisation of other intangible assets
Share of result of associates
Impairment of other intangible assets
Charge for share-based payments
Credit for share-based payments in respect of 2004 and 2005
Profit on disposal of land and buildings
Profit on disposal of available-for-sale financial assets
Loss on disposal of businesses
Adjustment for pension funding *

Operating cash flows before movements in working capital
Decrease in inventories
(Increase)/decrease in receivables
Increase/(decrease) in payables

Cash generated from operations - continuing operations

* This includes £53.7 million of special contributions and £3.2 million of section 75 payments directly linked to the disposal of the Sports division in 2007 and the Magazines and Exhibitions division in 2006.

13. Net debt

	31 December 2006 £m	Cash flow £m	Income statement* £m	Loans repaid/ (drawn) £m	Transfer £m
Non-current					
Loan notes	(346.3)	-	5.8	-	46.2
Derivative financial instruments	(107.4)	-	3.7	-	15.2
Obligations underfinance leases	(13.2)	-	-	2.3	0.1
	(466.9)	-	9.5	2.3	61.5
Current					
Bank overdrafts	(3.3)	2.7	-	-	-
Loan notes	(0.7)	-	-	(0.2)	(46.2)
Derivative financial instruments	-	-	-	-	(15.2)
Obligations under finance leases	(2.8)	-	-	-	(0.1)
	(6.8)	2.7	-	(0.2)	(61.5)
Cash and cash equivalents	32.8	178.8	-	-	-
Net debt	(440.9)	181.5	9.5	2.1	-

*The impact on the loans notes of translation into sterling at the prevailing period-end exchange rate and the impact on the derivative financial instruments of being stated at fair value at the period-end date are included in the income statement within finance costs as set out in note 6.

Cash and cash equivalents represent the sum of the Group's bank balances and cash in hand at the balance sheet date as disclosed on the face of the balance sheet.

14. Share-based payments

During the period 745,552 (2006: 757,971) share awards were granted to senior managers on a discretionary basis under the Long Term Incentive Plan approved in 2004 and amended in 2006. The exercise price of the granted awards is £1 for each block of awards granted. The awards vest after three years, subject to the continued employment of the participant and satisfaction of certain performance conditions.

During the period 343,196 (2006: 206,369) share awards were granted to senior managers on a discretionary basis under the Deferred Share Award Plan approved in 2006. The exercise price of the granted awards is £1 for each block of awards granted. The awards vest after three years, subject to continued employment of the participant.

Shares held for share-based payments are included in retained earnings and other reserves at £11.9 million (31 December 2006: £11.9 million).

15. Retirement benefit schemes

Defined benefit pension schemes

The Group operates 10 defined benefit pension schemes for certain employees which were closed to new employees with effect from January 2003. All new employees are entitled to participate in a defined contribution plan, the Trinity Mirror Pension Plan.

Following the disposals completed in 2007, agreement was reached with the Trustees to make payments totalling £107.5 million into the final salary pension schemes in addition to the deficit payments already made in the period. On 30 December 2007, £37.5 million and on 24 December 2007 a further £16.2 million was paid into the schemes with the balance of £53.8 million paid on 4 January 2008.

Valuations have been performed in accordance with the requirements of IAS 19 with scheme liabilities calculated using a consistent projected unit valuation method and compared to the market value of the schemes' assets at 30 December 2007.

Based on actuarial advice, the financial assumptions used in calculating the schemes' liabilities, the actuarial value of scheme liabilities and the actual return on scheme assets under IAS 19 are:

Principal annual actuarial assumptions used :

Discount rate
Inflation rate
Expected return on scheme assets
Expected rate of salary increases
Pension increases:
    Pre 6 April 1997 pensions
    Post 6 April 1997 pensions
    In deferment

Actuarial value of scheme liabilities
Actual return on scheme assets

Post-retirement mortality tables and future life expectancies at age 65	Future life expectancy (years) for a pensioner currently aged 65	Future li ag

	Male	Female
At 31 December 2006	18.6	21.3
At 30 December 2007	20.1	23.0

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit pension schemes is as follows:

Net scheme liabilities:
Present value of funded obligations
Fair value of schemes' assets
Effect of asset ceiling

This amount is presented as follows:
Current liabilities
Non-current liabilities

Amounts recognised in the income statement:
Current service cost
Past service cost

Total included in staff costs

Expected return on scheme assets
Interest cost on pension schemes' liabilities

Net finance credit

Total included in the income statement

Movement not recognised in income statement:
Actuarial gains
Effects of asset ceiling

Total included in statement of recognised income and expense

Movement in deficits during the period:
Opening deficits
Contributions
Total charge to income statement
Actuarial gains
Effect of asset ceiling

Closing deficits

Defined contribution pension schemes

Amounts recognised in the income statement:
Current service cost

10. Acquisition of subsidiary undertakings

On 4 May 2007, the Group acquired 100% of Totallylegal.com Limited and its subsidiary Totallyfinancial.com Ltd for £11.8 million cash plus £0.2 million of transaction costs. On 28 November 2007, the Group acquired 100% of Globespan Media Limited for £0.9 million through the issue of loan notes, a maximum of £5.0 million deferred consideration plus £0.2 million of transaction costs. The results of the acquisitions have been included in the Regionals division in continuing operations.

The net assets acquired and the goodwill arising are as follows:

Net assets acquired	Totallylegal.com Limited Acquiree's carrying amount before combination £m	Fair value adjustments £m	Fair value £m	Globesp Acquiree's carrying amount before combination £m	Fa adj
Fixed assets	-	-	-	0.1	
Cash and cash equivalents	0.8	-	0.8	0.1	
Current assets	0.7	(0.1)	0.6	0.8	
Current liabilities	(1.2)	(1.3)	(2.5)	(0.9)	
Non-current liabilities	-	(0.9)	(0.9)	(0.3)	
	0.3	(2.3)	(2.0)	(0.2)	
Intangible assets			3.2		
Goodwill			10.8		
Total consideration			12.0		

Fair value adjustments reflect the alignment of the acquiree's accounting policies with those of the Group. The goodwill arising on the acquisition is attributed to the anticipated profitability and market share of the acquiree in its new markets and the anticipated synergies with other acquisitions.

Total consideration:	Totallylegal.com Limited £m	Globespan M
Satisfied by:		
Cash consideration paid	11.8	
Directly attributable acquisition costs	0.2	
Loan notes	-	
Total cash payable	12.0	
Deferred consideration	-	
Total consideration	12.0	

Net cash outflow arising on acquisition:

	Totallylegal.com Limted £m	Globespan
Consideration paid	(12.0)	
Cash and cash equivalents	0.8	
Net cash outflow	(11.2)	

The revenue and operating profit post acquisition of Totallylegal.com Limited amounted to £1.9 million and £0.7 million respectively and that of Globespan Media Limited amounted to £0.2 million and £nil respectively.

17. Disposal of businesses

On 1 October 2007 the Group disposed of its Sports division and during July and August 2007 the Group disposed of seven-sub regions of its Regional business in the South. During June and July 2006 the Group disposed of its Magazines and Exhibitions division and on 11 August 2006 the Group disposed of its traditional recruitment consultancy business acquired.

	Sports	South	2007 Total	Magazines and Exhibitions
	£m	£m	£m	£m
Goodwill	-	1.0	1.0	1.6
Other intangible assets	42.8	89.3	132.1	-
Property, plant and equipment	2.9	2.6	5.5	0.2
Trade and other receivables	5.2	2.7	7.9	6.3
Cash and cash equivalents	3.9	-	3.9	1.0
Long-term provisions	(12.0)	-	(12.0)	-
Obligations under finance leases	(0.1)	-	(0.1)	-
Trade and other payables	(9.9)	(1.2)	(11.1)	(6.9)
	32.8	94.4	127.2	2.2
Profit/(loss) on disposal	126.5	(5.0)	121.5	37.7
Total consideration	159.3	89.4	248.7	39.9
Satisfied by:				
Cash consideration	170.0	92.9	262.9	41.9
Cash disposal costs	(13.2)	(3.5)	(16.7)	(1.7)
	156.8	89.4	246.2	40.2
Deferred consideration	2.5	-	2.5	0.7
Deferred disposal costs	-	-	-	(1.0)
Total consideration	159.3	89.4	248.7	39.9
Net cash flow arising on disposal:				
Cash consideration	156.8	89.4	246.2	40.2
Cash disposed	(3.9)	-	(3.9)	(1.0)
Net cash inflow	152.9	89.4	242.3	39.2

Included within cash disposal costs for the sports division is £10.0 million of donations to charities connected to the horse racing industry following the sale of the Sports division.

18. Reconciliation of Group statutory results to adjusted results

As set out in note 17, the Group has made a number of disposals in 2007 and 2006. The Sports division and Magazines and Exhibitions division have been treated as discontinued operations. The seven sub-regions in the South and the hotgroup traditional recruitment consultancy business are included with continuing operations. For the purposes of the reconciliation below all of the disposals are included in disposed businesses. Retained businesses relate to the activities which the Group continue to own.

2007	Continuing operations statutory result (a)	Sports (b)	Magazines and Exhibitions (b)	Non-recurring items (c)	Amortisation (d)	Finar cos
	£m	£m	£m	£m	£m	

Revenue						
Retained Businesses	932.3	-	-	-	-	
Disposed Businesses	39.0	38.5	-	-	-	
Total	971.3	38.5	-	-	-	
Operating profit						
Retained Businesses	24.5	-	-	155.3	6.3	
Disposed Businesses	4.9	12.9	-	5.0	-	
Total	29.4	12.9	-	160.3	6.3	
Profitbefore tax	21.0	12.9	-	160.3	6.3	
Profit after tax	67.8	9.0	-	88.1	4.5	
	pence	pence	pence	pence	pence	p
Basic earnings per share	23.3	3.1	-	30.2	1.5	

2006	Continuing operations statutory result (a) £m	Sports (b) £m	Magazines and Exhibitions (b) £m	Non-recurring items (c) £m	Amortisation (d) £m	Finar cos
Revenue						
Retained Businesses	917.2	-	-	-	-	
Disposed Businesses	86.3	49.5	20.1	-	-	
Total	1,003.5	49.5	20.1	-	-	
Operating (loss)/profit						
Retained Businesses	(70.4)	-	-	248.0	5.7	
Disposed Businesses	8.0	15.8	5.8	-	4.9	
Total	(62.4)	15.8	5.8	248.0	10.6	
(Loss)/profit before tax	(88.9)	15.8	5.8	248.0	10.6	
(Loss)/profit after tax	(64.1)	10.9	4.0	173.0	7.4	
	pence	pence	pence	pence	pence	
Basic (loss)/ earnings per share	(22.0)	3.7	1.4	59.4	2.5	

(a) Earnings/(loss) per share on continuing operations excluding discontinued operations (Sports division and Magazines and Exhibitions division).

(b) Sports division and Magazines and Exhibitions division trading results included as discontinued operations on the face of the income statement.

(c) Non-recurring items include the items set out in note 4 on page 16 and the related tax on these items together with the prior-period deferred tax adjustment set out in note 7 on page 17.

(c) Amortisation of intangible assets.

(e) Finance costs relate to the impact on the loan notes of translation into sterling at the prevailing period-end exchange rate and the impact on the derivative financial instruments of being stated at fair value at the period-end date as set out in note 13 on page 20.

(f) Other in 2007 relates to the impact of the change in tax rate from 30% to 28% on the opening deferred tax position and in 2006 to the impact of the share-based payments credit for 2004 and 2005.

19. Post balance sheet events

On 4 January 2008 the Group made a payment of £53.8 million into the defined benefit pension schemes as set out in note 15 on page 21.

On 15 January 2008 the Group announced the acquisition of The Career Engineer Limited for an initial consideration of £1.9 million and a deferred consideration of up to £0.4 million.

Since the period-end the Group has continued with the £175 million share buy-back programme announced on 19 December 2007. As at 28 February 2008, 21.5 million ordinary shares have been purchased at a cost of £70.1 million.


Free annual report



Company	Trinity Mirror PLC
TIDM	TNI
Headline	Result of EGM
Released	15:05 29-Feb-08
Number	1012P

Trinity Mirror plc
29 February 2008

Results of Extraordinary General Meeting

At the Extraordinary General Meeting of Trinity Mirror plc (the 'Company') held today at 9:30 am at the Hilton London Canary Wharf, the proposed resolution to purchase additional Ordinary Shares was approved by shareholders. The authority given by the shareholders permits the Company to buy back up to 39,650,685 Ordinary Shares in connection with the £175 million buyback programme commenced in December 2007 as part of the capital reorganisation of the Company.

The following levels of proxy appointments and associated voting instructions were received prior to the meeting. The resolution was carried on a show of hands.

Resolution	Proxy Votes FOR	Proxy Votes AGAINST	Proxy Votes WITHHELD
1	198,730,542 (99.46%)	107,179 (0.05%)	861,122 (0.43%)

Notes

1. Any proxy appointments which gave discretion to the Chairman have been included in the "for" total.
2. A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "for" and "against" a resolution.
3. Issued share capital as at 29 February 2008 is 272,335,376 Ordinary Shares.

Further Information:

Nick Fullagar — 020 7293 3622
Director of Corporate Communications

Paul Vickers — 020 7293 3359
Secretary

END

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